Exhibit 99.24

MATERIAL CHANGE REPORT

FORM 51-102F3

Item 1	Name and Address of Company

HudBay Minerals Inc.

Dundee Place

1 Adelaide Street East, Suite 2501

Toronto, Ontario

M5C 2V9

Item 2	Date of Material Change

June 21, 2010

Item 3	News Release

A news release with respect to the material change referred to in this report was disseminated through Marketwire on June 21, 2010 and subsequently filed on SEDAR.

Item 4	Summary of Material Change

HudBay Minerals Inc. (“HudBay”) announced the appointment of Mr. David Garofalo as President and Chief Executive Officer and to the Board of Directors, effective July 12, 2010.

Item 5	Full Description of Material Change

HudBay announced the appointment of Mr. David Garofalo as President and Chief Executive Officer and to the Board of Directors, effective July 12, 2010.

Most recently, Mr. Garofalo served as Senior Vice President, Finance and Chief Financial Officer with Agnico-Eagle Mines Limited, where he has been employed since 1998. Before joining Agnico-Eagle, Mr. Garofalo served as Treasurer and in various finance roles with another international mining company from 1990. In 2009, Mr. Garofalo was named Canada’s CFO of the Year by Financial Executives International Canada, TopGun CFO by Brendan Wood International and was given the award for Best Investor Relations by a CFO by IR Magazine. Mr. Garofalo is a graduate of the University of Toronto (B.Comm.) and a Chartered Accountant, and serves on the Board of Directors of York Central Hospital Foundation.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

H. Maura Lendon, Senior Vice President and General Counsel

Telephone: (416) 362-2335

Item 9	Date of Report

June 22, 2010